Exhibit 99.1

ReNew Power Sells Rooftop Portfolio

-	Sale spotlights ReNew’s increased focus on higher-return, larger scale opportunities
-	Total enterprise value of INR 6.72 billion ($89.9 million)

Gurugram, India, January 27, 2022: ReNew Power (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW), India’s leading renewable energy company, today announced that it has sold 117 MW/138 MWp of its distributed rooftop solar portfolio to Fourth Partner Energy, one of India’s leading rooftop solar energy companies, for INR 6.72 billion (~$89.9 million).

Fourth Partner is an investee company of TPG and Norfund.

After accounting for an outstanding debt of INR 1.37 billion (~$18.3 million), the cash proceeds from the sale are INR 5.35 billion (~$71.6 million). ReNew expects to record a gain from the deal.

The sale reaffirms ReNew’s commitment to creating greater shareholder value through capital reallocation into higher-return opportunities and being more efficient by focusing more on large utility-scale projects. This allows the company to fully leverage its competitive advantages of scale, strong asset management, digital analytics, and financing innovation.

With the sale, the run-rate-adjusted EBITDA for ReNew’s total portfolio will be reduced by INR 700 - 720 million (~$9.35 – 9.55 million).

Mr. Sumant Sinha, Chairman and CEO, ReNew Power, said, “Strong capital discipline is a core value for ReNew. This sale illustrates the value that can be released through sale of assets and enhances our ability to capitalize on higher-return opportunities in the near term.”

About ReNew: ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, hydro projects and distributed solar energy projects. As of December 31, 2021, ReNew had a total capacity of 10.3 GW of renewable energy projects across India including commissioned and committed projects. For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

Note: The INR/US$ exchange rate considered as 74.78.

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Investors

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